Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2015 and 2014

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

November 30, 2015

LiveReel Media Corporation
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	September 30, 2015	June 30, 2015
ASSETS	(unaudited)	(audited)
Current assets
HST receivable	$1,800	$963
Total assets	$1,800	$963

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 6)	$68,280	$54,343
Due to related parties (note 7)	54,302	36,332
Related party notes payable (note 9)	374,647	374,647
Total liabilities	497,229	465,322

Going concern (note 1)
Related party transactions (note 11)

SHAREHOLDERS’ DEFICIENCY
Capital stock (note 10)	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,737,285)	(8,706,215)
Total shareholders’ deficiency	(495,429)	(464,359)
Total liabilities and shareholders’ deficiency	$1,800	$963

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“J. Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in Canadian Dollars)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014

Revenue	$-	$-
Expenses
Legal and professional fees	6,250	11,370
Shareholders information	7,565	15,192
Office and general	5,500	90
Foreign exchange	-	(12)
Financing costs	11,755	5,852

Net loss and comprehensive loss	$31,070	$32,492
Net loss per share – basic and diluted	$(0.001)	$(0.001)
Weighted average number of shares outstanding	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders’ Deficiency
Balance, June 30, 2014	23,521,744	$7,880,660	$361,196	$(8,599,847)	$(357,991)
Net loss for the period	-	-	-	(32,492)	(32,492)
Balance, September 30, 2014	23,521,744	$7,880,660	$361,196	$(8,632,339)	$(390,483)

Balance, June 30, 2015	23,521,744	$7,880,660	$361,196	$(8,706,215)	$(464,359)
Net loss for the period	-	-	-	(31,070)	(31,070)
Balance, September 30, 2015	23,521,744	$7,880,660	$361,196	$(8,737,285)	$(495,429)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Cash Flows
 (Expressed in Canadian Dollars)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014
OPERATING ACTIVITIES
Net loss for the period	$(31,070)	$(32,492)
Adjustment for non-cash items:
Accrued related party interest	11,755	5,852
Changes in working capital items:
HST receivable	(837)	-
Accounts payable and accrued liabilities	13,937	24,373
Due to related parties	6,215	-
Cash used in operating activities	-	(2,267)

FINANCING ACTIVITIES
Advances from related parties	-	2,187
Proceeds from financing activities	-	2,187
Increase (decrease) in cash during the period	-	(80)

Cash, beginning of period	-	1,250
Cash, end of period	$-	$1,170

Supplemental Information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Non cash activities:
The Company had no non cash activities for the three month periods ended September 30, 2015 and 2014.

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

These unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has experienced operating losses and cash outflows from operations since incorporation, and suffers from a negative working capital. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances. These conditions indicate that there could be substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

There is doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $31,070 (September 30, 2014 - $32,492) during the three month period ended September 30, 2015 and has a working capital deficiency of $495,429 (June 30, 2015 - $464,359) and an accumulated deficit of $8,737,285 (June 30, 2015 - $8,706,215) as at September 30, 2015. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements.  These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its shareholders and other related parties for continued financial support if necessary.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2015.

The unaudited condensed interim consolidated financial statements for the period ended September 30, 2015 were approved by the Board of Directors of the Company on November 30, 2015.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

(b)	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)	Functional and Presentation Currency

These unaudited condensed interim consolidated financial statements have been presented in Canadian dollars, which is the Company’s functional and presentation currency.

(d)	Use of Estimates and Judgements

The preparation of these unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

(e)	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs. All intercompany balances and transactions have been eliminated on consolidation.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2015, as described in Note 3 of those financial statements.

New Standards Not Yet Adopted

On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

4.	CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

5.	FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3:	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of HST receivable, accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2015:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At September 30, 2015, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $495,429 (June 30, 2015 - $464,359) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars, therefore, the Company is not exposed to any significant foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt. The Company does not have any financial instrument balances denominated in foreign currencies to give rise to exposure to foreign exchange risk.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	September 30, 2015	June 30, 2015
Accounts payable	$6,910	$5,848
Accrued liabilities	61,370	48,495
Total	$68,280	$54,343

7.	DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	September 30, 2015	June 30, 2015
Amounts owing to entities related by virtue of common officers	$28,562	$22,346
Interest accrued on related party notes payable	25,740	13,986
	$54,302	$36,332

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

8.	SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the three month periods ended September 30, 2015 and 2014, the Company accrued interest expenses of nil and $5,852, respectively, on these loans.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

On March 10, 2015, the short-term loans payable of $200,000 and accrued interest of $49,825 (collectively the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company, see note 9.

9.	RELATED PARTY NOTES PAYABLE

On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 (see note 8) and other related party advances in the amount of $124,822, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the three month periods ended September 30, 2015 and 2014, the Company accrued interest expense of $11,755 and nil, respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties, see note 7.

10.	CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	September 30, 2015		June 30, 2015
	Common Shares	Amount	Common Shares	Amount
Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	-	-	-	-
End of period	23,521,744	$7,880,660	23,521,744	$7,880,660

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three month period ended September 30, 2015 and 2014 and balances as at that date, not disclosed elsewhere in the consolidated financial statements are:

a)
During the three month period ended September 30, 2015, the Company received nil (2014 – $2,187) in advances from Difference Capital, its largest shareholder at that time, for working capital purposes.

b)	During the three month period ended September 30, 2015, the Company expensed $5,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2015 and 2014

12.	SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada